浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

August 20, 2002

Securities and Exchange Commission
Office of International Corporate Finan
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Numb~~er 825237~~

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 825237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith the following documents filed with the stock exchanges and made public:

1. Notice to the exchanges on August 19, 2002 regarding the declaration of an interim dividend;
2. Notice to the exchanges on August 20, 2002 regarding the preliminary announcement of interim results for the six months ended June 30, 2002;
3. Copy of announcements made public in Hong Kong newspapers on August 20, 2002 regarding the preliminary announcement of interim results, notice of extraordinary general meeting, and a connected transaction.

The announcements themselves should be self-explanatory. We hope that you find the documents in order, and thank you for your attention.

Sincerely yours,

Wenyao Jiang
Company Secretary
Zhejiang Expressway Co., Ltd.

Cc: Ms. Denise Wong -- Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

August 19, 2002

To: Hong Kong Stock Exchange
Information Service Department — By fax only: (852) 2877 6987

To: London Stock Exchange
Company Announcement Office — By fax only: (44) 20 7588 6057

To: Berlin Stock Market — By fax only: (49 30) 59 00 84-20

Dear Sirs,

Zhejiang Expressway Co., Ltd. (the "Company")
Preliminary Announcement of Interim Results

The Company held a board meeting onAugust19, 2002, and approved the resolution recommending the payment of an interim dividend of Rmb4.0 cents per share in respect of six months ended June 30, 2002. The recommendation is subject to approval at the extraordinary general meeting of the shareholders of the Company to be held on October 15, 2002.

The register of members of H shares of the Company ("H Shares") will be closed from September 14, 2002 to October 14, 2002 (both days inclusive), during which no transfer of shares will be registered. Holders of H Shares whose name appear in the Register of Members on September 13, 2002 are entitled to the said interim dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars. Details on the exchange rate to be used, as well as the payment date will be announced after approval of the recommendation by the extraordinary general meeting of the shareholders of the Company

Yours faithfully,

For and on behalf of
Zhejiang Expressway Co., Ltd.

Wenyao Jiang
Company Secretary

Cc: Mr. Michael Ngai / Mr. Horace Tsui – Cazenove Asia Limited, (852) 2530 9492
Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

August 20, 2002

To: Hong Kong Stock Exchange
Information Service Department
By fax only: (852) 2877 6987

To: London Stock Exchange
Regulatory News Service
By fax only: (44) 20 7588 6057

To: Berlin Stock Market
By fax only: (49 30) 59 00 84-20

Dear Sirs,

Zhejiang Expressway Co., Ltd. (the "Company")
Preliminary Announcement of Interim Results

The Company published its preliminary announcement on the interim results of the Company and its subsidiaries for the six months ended June 30, 2002 on August 20, 2002.

The announcement is being published on two Hong Kong newspapers, namely the <South China Morning Post> in English, and the <Hong Kong Economic Journal> in Chinese.

For your reference, a printed copy in English is attached to this letter.

Yours faithfully,
For and on behalf of
Zhejiang Expressway Co., Ltd.

Wenyao Jiang
Company Secretary

Cc: Mr. Michael Ngai / Mr. Horace Tsui – Cazenove Asia Limited, (852) 2530 9492
Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

World trade center 15 Shuguang Rd, Hangzhou P.R. China

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 Interim Results Announcement

- Turnover was up 32.1% at Rmb995,983,000;
- Net profit was up 21.2% at Rmb446,018,000;
- Earnings per share was up 21.2% at Rmb10.3 cents;
- An interim dividend of Rmb4.0 cents per share is recommended.

The directors ("Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2002 (the "Period"), prepared in conformity with accounting policies generally accepted in Hong Kong with basis of preparation as stated in Note 1 to the condensed consolidated income statement below.

During the Period, turnover for the Group grew by 32.1% to reach Rmb995,983,000, and net profit from ordinary activities attributable to shareholders grew by 21.2% to reach Rmb446,018,000. Earnings per share for the Period was Rmb10.3 cents, representing an increase of 21.2% over the same period in 2001. The overall performance of the Group during the Period has met the Directors' most optimistic expectations.

Recommendation has been made for the payment of an interim dividend of Rmb4.0 cents per share in respect of the Period. The recommendation is subject to approval at the extraordinary general meeting of the shareholders of the Company to be held on October 15, 2002.

Set out below is the unaudited consolidated income statement for the Period with relevant notes:

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Notes	For the six months ended June 30 2002 Rmb'000	2001 Rmb'000
Turnover	2	995,983	754,113
Operating cost		(220,281)	(162,394)
Gross profit		775,702	591,719
Other revenue	3	65,392	170,439
Administrative expenses		(28,091)	(25,981)
Other operating expenses		(20,671)	(9,978)
Profit from operating activities	2,4	792,333	726,199
Finance costs		(83,544)	(141,914)
Share of profit of associates		2,791	16,627
Share of profit of a jointly- controlled entity		630	(1,151)
Profit before taxation		712,210	599,761
Tax	5	(212,896)	(176,737)
Profit before minority interests		499,314	423,024
Minority interests		(53,296)	(55,125)

	Note		
Net profit from ordinary activities attributable to shareholders		446,018	367,899
Transfer to reserves		--	2,424
Interim dividends	6	173,725	130,293
Earnings per share (Rmb cents)	7	10.3	8.5

Notes:

1. **Accounting policies**

The condensed consolidated interim financial statements are prepared in accordance with the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and the relevant disclosure requirements as stipulated in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and the basis of preparation adopted are consistent with those adopted in the financial statements of the Group for the year ended December 31, 2001.

2. **Turnover and segment information**

During the Period, the principal activities of the Group did not change. The principal activities by operating results are summarized as follows:

	For the six months ended June 30			
	2002		**2001**	
	Turnover	**Profit contribution**	**Turnover**	**Profit contribution**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Segment by business activities				
-- Toll	963,081	764,022	740,122	583,696
-- Advertising	11,547	5,675	9,444	6,563

-- Service areas	21,355	6,005	4,547	1,460
	995,983	775,702	754,113	591,719
Others		65,392		170,439
Administrative expenses		(28,091)		(25,981)
Other operating expenses		(20,671)		(9,978)
Profit from operating activities		792,333		726,199

No further analysis of the turnover and profit from operating activities by geographical segment was prepared as the turnover and profit from operating activities of the Group were all generated from Zhejiang Province, the PRC during the Period.

3. **Other revenue**

	For the six months ended June 30	
	2002	**2001**
	Rmb'000	*Rmb'000*
Revenue from short-term securities investments	37,382	74,819
Interest income	7,147	29,848
Rental income	4,351	1,809
Trailer income	4,620	4,039
Exchange gain	1,962	53,172
Others*	9,929	6,752

Total	65,392	170,439

* Include revenue from sale of gasoline and other merchandises at service areas.

4. **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging:

	For the six months ended June 30	
	2002	2001
	Rmb'000	*Rmb'000*
Depreciation	109,288	96,879
Amortisation of expressway operating rights	4,350	4,350
Amortisation of goodwill	5,481	1,246
Staff costs	31,833	32,420

5. **Taxation**

According to the relevant regulations of taxation in the PRC, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a 63% owned subsidiary of the Company, qualified for preferential taxation treatments by providing sufficient employment opportunities to the jobless. Consequently Rmb16,750,000 in taxation was refunded (half of the profit tax paid in 2001) to Shangsan Co during the Period.

Save for the above, the Group has paid taxation at a rate of 33% since January 1, 2002. No Hong Kong profits tax has been provided, as the Group had no taxable profits in Hong Kong during the Period.

	For the six months ended June 30	
	2002	**2001**
	Rmb'000	*Rmb'000*
Group:		
Taxation charged	180,724	150,122
Taxation refunded/refundable	(16,750)	(36,115)
	163,974	114,007
Deferred	47,477	46,236
Share of taxation attributable to associates	3,136	13,983
Share of deferred taxation attributable to associates	(2,183)	1,994
Share of deferred taxation attributable to a jointly-controlled entity	492	517
Taxation charged for the period	212,896	176,737

6. **Dividends**

The Directors recommend the payment of an interim dividend of Rmb4.0 cents (approximately HK3.8 cents) (2001: an interim dividend of Rmb3.0 cents (approximately HK2.8 cents)). The recommendation has been set out in the financial statements.

7. **Earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb446,018,000 (for the six months ended June 30, 2001: Rmb367,899,000) and the 4,343,114,500 shares (June 30, 2001: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the period ended June 30, 2002 have not been calculated, as no diluting event occurred during the Period.

BUSINESS REVIEW

Driven by a 12% GDP growth rate in Zhejiang Province of the PRC, the highest growth rate for the province since the onset of the Asian financial crisis in 1997, turnover for the Group grew strongly by 32.1% during the Period to reach Rmb995,983,000, and net profit attributable to shareholders grew by 21.2% to reach Rmb446,018,000.

The core business of toll road operations, which are entirely located within Zhejiang Province of the PRC, remained the mainstay of the Group's operations, contributing to 96.7% of the Group's turnover during the Period.

Toll Road Operations

On the back of strong regional economic growth, increasingly enhanced expressway networks, a surge in passenger car sales to private owners, and effective management measures by the Company, toll income achieved by the Group grew by 30.3% during the Period to reach Rmb1,016,459,000.

Among the two major road projects, average daily full trip traffic volume and toll income on the 248 km Shanghai-Hangzhou-Ningbo Expressway grew by 20.5% and 28.0% respectively, while those of the 142 km Shangsan Expressway grew by 37.4% and 40.3% respectively.

The new vehicle classification policy adopted in mid-2001 continued to result in a higher growth rate in toll income relative to traffic volume for the first half of 2002. The new policy was aimed at prohibiting larger vehicles from being classified as smaller ones that would have paid less in toll charges.

Being the most recent one among the expressways operated by the Group to fully open to traffic, Shangsan Expressway achieved the highest rate of growth both in traffic volume and in toll income, partly because of a lower basis of comparison, and partly because of the province-wide centralized toll collection and distribution system which has enhanced the network effect of expressways.

Traffic volume growth on the Jiaxing section of the Shanghai-Hangzhou-Ningbo Expressway further benefited from a diversion of traffic, especially for larger vehicles, from parallel national roads onto the expressway after toll rates on certain section(s) of these national roads were raised during the first half of the year.

The opening to traffic of Northern Hangzhu Ring Road at the beginning of the year brought a surge in traffic volume and toll income on the 9.45km Shida Road, helping Hangzhou Shida Highway Co., Ltd. ("Shida Co"), a 50% jointly controlled entity of the Company, to achieve a net profit of Rmb276,000. This is the first time that the jointly controlled company made a profit since its establishment in 1999.

Other Business Operations

Rapid growth in traffic volume on expressways operated by the Group brought increasing demand for services in the service areas along the expressways. Among the five service areas operated by the Group, collective turnover for the Period reached Rmb30.55 million, representing an increase of 188.8% as compared to same period in 2001, while net profit was Rmb4.94 million, representing an increase of 171.8%.

Growth in retail sale of petroleum products for Zhejiang Expressway Petroleum Development Co., Ltd., a 50% owned associate of the Company, was accompanied by the sharp reduction in its wholesale business, reflecting both opportunities and challenges brought by China's entry into the World Trade Organization. Turnover during the Period was approximately Rmb301.63 million, and net profit achieved was Rmb2.97 million, representing an increase of 212.1%.

In addition to continuing to build billboards along the Shanghai-Hangzhou-Ningbo Expressway, Zhejiang Expressway Advertising Co., Ltd., a 70% owned subsidiary of the Company, kick-started its business operation along Shangsan Expressway in the first half of this year with greater expansion of business operations expected to come in second half of the year. During the Period, turnover was approximately Rmb10.81 million while net profit was Rmb2.65 million, representing a decrease of 33.3% due to increasing maintenance cost and decreasing gross profit margins.

JoinHands Technology Co., Ltd., a 27.58% owned associate of the Company, further expanded its technological expertise into design and consulting services for logistic centers. Turnover generated during the Period from its production and sale of POS (point-of-sale) equipment, as well as from the marketing of its two-dimensional coding technology in tobacco and power industry was Rmb8.54 million, while net profit decreased by 20.9% to reach Rmb460,000.

Expansion Works

As of the end of June 2002, the first stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway (totaling approximately 44 km) progressed ahead of schedule, with successful completion and opening to traffic of two trial sections, each 2km in length, on June 18, 2002. As construction took place along the two sides of the expressway off the traveled lanes, impact to moving traffic has been negligible.

Preparation for the second stage of the widening project, which totals approximately 40km, has been underway, and construction is expected to commence before the end of the year. Total budget for the second stage expansion works is approximately Rmb1,055 million.

Due to the fact that the Company's plan to issue domestic ordinary shares to the public for the funding of the first and second-stage widening projects was not implemented, the Directors

intend to seek alternate funding sources for the widening works, with a preference for debt financing over equity financing.

FINANCIAL ANALYSIS

There had been no material changes to the Company's funding and treasury policies during the Period.

Earnings Per Share

Since the listing of its shares, the Company has maintained an annual growth in earnings per share (namely profit distributable to shareholders over number of shares issued) of more than 10% for five consecutive years. With further enhancements in the profitability of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, the core assets of the Company, earnings per share for the Period amounted to Rmb10.3 cents, representing a year-on-year growth of 21.2%.

Return on Equity

Return on equity (profit distributable to shareholders as a fraction of share capital) is an important indicator of investment return for the Company's shareholders. Maximizing return on equity has always been a priority of the Company. The return on equity for the Period was 4.7%, representing an increase of 0.6 percentage points over the corresponding period in 2001.

The Directors believe that the best way to return value to shareholders is to maintain steady growth in earnings per share and return on equity, which are the most direct indicators of the Company's performance.

Financial Gains

Financial gains represented gains in capital value mainly as a result of the Group's effective management of funds through financial management strategies. Financial gains specifically include interest income, exchange gains and short-term investment gains.

Foreign currencies held by the Group, including US Dollar, Euro and HK Dollar, are all held as deposits with various commercial banks. The substantial reduction in the Company's cash and cash equivalents after the advanced repayment of the World Bank loans for the Hangzhou-Ningbo Expressway in July 2001, coupled with a declining US Dollar interest rate, resulted in significantly less interest income for the Company during the Period.

As a means of cash management, the Group's short-term investment strategy in the first half of the year was largely oriented towards risk control. Close to 90% of the Group's cash was held in treasury bonds and corporate bonds while investments in securities funds were reduced. However, yields generated from such investments were also significantly reduced.

Financial Resources

As at June 30, 2002, the Group held Rmb1,940,270,000 in cash and cash equivalents, time deposits and short-term investments, with cash and cash equivalents accounting for 21.4%, time deposits for 23.0% and short-term investments for 55.6%.

The average interest rates for bank deposits in RMB, US Dollars, Euro and Hong Kong Dollars during the Period were approximately 1.1%, 3.4%, 0.7% and 1.5%, respectively. The average yield of short-term investments was approximately 7.6%.

The Directors do not expect to experience any problem with liquidity in the foreseeable future.

Borrowings and Debt Repayment Ability

The structure of the Group's portfolio of interest-bearing bank loans was changed as a result of the early repayment of the World Bank loans by the Company in July 2001. As at June 30, 2002, borrowings with floating interest rates amounted to Rmb911,983,000, a 2.5% reduction compared to the end of 2001, while borrowings with fixed interest rates amounted to Rmb2,402,600,000, an increase of 14.8%, from year-end of 2001.

The People's Bank of China lowered the interest rate for domestic commercial bank loans again during the Period. Consequently, the interest rate of commercial bank loans of the Group was lowered to a range between 4.54% and 4.94%, with an average rate of 4.60%. The interest rate of the US Dollar loan extended by the World Bank was lowered to 5.01% as affected by movements in LIBOR. Save as the aforesaid, the interest rates of the Group's corporate bonds and those of government loans were not materially different compared to those applicable in 2001.

Interest expenses during the Period amounted to approximately Rmb83,544,000, whereas profit before interest and taxation amounted to approximately Rmb795,754,000, giving rise to a profit to interest ratio (profit before taxation and interest to interest expenses) of 9.5 (corresponding period in 2001: 5.0).

Capital Structure

There have been no significant changes in the Group's capital structure and gearing ratios since the end of 2001. With the smooth progress of the widening works of the Shanghai-Hangzhou-Ningbo Expressway and the commitments in other capital expenditure, the Group will capitalize on the current opportunities for debt financing as appropriate, with a view to improving the Group's existing capital structure and to lower its capital costs.

Capital Expenditure: Commitments and Utilization

As at June 30, 2002, capital expenditure commitments planned by the Group and the Company for widening of the Shanghai-Hangzhou-Ningbo Expressway, completion of the remaining works at the Shangsan Expressway, and acquisition of additional interests in subsidiary companies, among others, amounted to Rmb3,029,800,000 and Rmb2,509,100,000, respectively.

Based on the progress of capital expenditure in relevant projects, capital expenditure of Rmb636,800,000 was utilized during the Period.

Contingent Liabilities and Pledge of Assets

Save for a guarantee provided by the Company in favor of Shida Co, a jointly controlled entity, in respect of a commercial bank loan of Rmb30 million extended to that entity from September 2001 and maturing in September 2007, the Group had not provided any other pledge or guarantees to any other third parties as at June 30, 2002.

Foreign Exchange Exposure

The Group's liabilities in foreign currencies mainly represent a World Bank loan of approximately US$113 million borrowed for the construction of the Zhejiang section of the Shanghai-Hangzhou Expressway. In addition, dividends for H Shares payable by the Company are settled in HK Dollars.

The Group is currently holding deposits in foreign currencies amounting to US$26,570,000, mainly for the purpose of hedging foreign exchange risks. While the Directors do not anticipate any material foreign exchange risks for the Group given substantial reduction of the Group's liabilities in foreign currencies compared to the corresponding period in the previous year, there can be no assurance that foreign exchange risks will not affect the operating results of the Group.

Human Resources

The number of employees employed by the Group and the Group's remuneration, incentive and training policies have not changed significantly during the Period.

OUTLOOK

The Directors expect that the strong momentum in traffic volume growth on the expressways operated by the Group will continue into the second half of the year, as prospects for continued robust economic growth for Zhejiang Province and its neighboring region of the PRC remain positive.

Since certain sections of the Shanghai-Hangzhou-Ningbo Expressway have been in service for more than six years, according to the Company's maintenance schedule, a major road surface overlay will be performed over these sections starting from the second half of this year to continue into the next. For sections of expressway undergoing overlay this year, the relevant cost is estimated to be approximately Rmb155 million. Though there may be inconveniences, the overlay itself is not expected to impede normal traffic flow significantly.

As we approach the end of the year, more expressways are slated to be completed and open to traffic within Zhejiang Province. While the opening to traffic of Eastern Hangzhou Ring Road is expected to divert some traffic away from the Yuhang and Hangzhou section of the Shanghai-Hangzhou-Ningbo Expressway, the opening to traffic of other expressways is expected to enhance the network effect, further contributing to traffic volume growth on the expressways

operated by the Group.

In response to projected increase in demand for ancillary services in the service areas, especially following the widening of the expressways, the Company intends to expand its ancillary business operations alongside its expressways to tap the growth potentials offered by the rapidly growing traffic volume, thereby further enhancing returns provided by these expressways.

APPRECIATIONS

I would like to congratulate the new management team, led by Mr. FANG Yunti, General Manager of the Company, for a job well done, and thank all the employees of the Company for their contribution and support to the new management.

By Order of the Board
GENG Xiaoping
Chairman
Hangzhou, August 20, 2002

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be subsequently published on The Stock Exchange of Hong Kong Limited's website at http://www.hkex.com.hk in due course.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on October 15, 2002 (Tuesday) at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou, the People's Republic of China (the "PRC") to consider and approve the proposed interim dividend of the Company for the six months ended June 30, 2002.

By Order of the Board
JIANG Wenyao
Company Secretary
Hangzhou, August 20, 2002

Notes:

1. **Eligibility for attending the EGM**

Holders of Domestic shares or H shares of the Company whose names appear on the register of shareholders of the Company at the close of trading on September 13, 2002 (Friday) shall have the right to attend the EGM.

Holders of H shares of the Company ("H Shares") who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H Shares, Hong Kong Registrars Limited located at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:00p.m. on September 13, 2002.

2. **Registration procedures for attending the EGM**

(1) Holders of H Shares and domestic shares of the Company ("Domestic Shares") intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before September 24, 2002.

(2) A shareholder or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. **Proxy**

The Stock Exchange of Hong Kong Limited takes no responsibility for the content of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this announcement.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Connected Transaction
Acquisitions of Additional Interests in Shangsan Co

Acquisitions

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") approved sale and purchase agreements on August 19, 2002 (the "Agreements") to purchase from Zhejiang Communications Investment Group Co., Ltd. ("CIG") and Tiantai County Transport Development Company ("Tiantai Co") a 6.625% equity interest (the " CIG Acquisition") and a 2.0% equity interest (together the "Acquisitions") respectively, in Zhejiang Shangsan Expressway Company Limited ("Shangsan Co"), for a consideration of Rmb187.62 million (equivalent to approximately HK$177 million)(the "CIG Purchase Consideration") and Rmb57.6 million (equivalent to approximately HK$54.34 million) (the "Tiantai Purchase Consideration")(collectively the "Aggregate Consideration") in cash, respectively. Shangsan Co is a 63% owned subsidiary of the Company and is principally engaged in the investment in, the development, operation and management of, and collection of tolls on, the Shangsan Expressway.

Connected Transaction

CIG is the controlling shareholder of the Company and as such is a connected person of the Company for the purposes of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Accordingly, the CIG Acquisition constitutes a connected transaction for the Company under rule 14.23 of the Listing Rules. Since the CIG Purchase Consideration represents less than 3% of the book value of the net tangible assets of the Company as disclosed in its latest published audited accounts, while no shareholder approval is required under rule 14.25 of the Listing Rules, relevant details of the CIG Acquisition will be disclosed in the Company's next published annual report.

The Agreements

Parties

Vendors: CIG, a state-owned enterprise under the Zhejiang State Assets Management Commission, holds approximately 56% of the issued share capital of the Company and is a connected person of the Company for the purposes of the

Listing Rules, and

Tiantai Co, an independent third party not connected with the promoters, directors, supervisors, chief executive or substantial shareholder of the Company or its subsidiaries or any of their respective associates.

Purchaser: The Company.

Assets to be purchased

The Company has agreed to purchase a 6.625% equity interest and a 2.0% equity interest in Shangsan Co from CIG and Tiantai Co, respectively.

Consideration

The Aggregate Consideration payable by the Company is Rmb245.22 million and is based on valuations mutually agreed between the Company and the Vendors. The Aggregate Consideration was arrived at after arm's length negotiations between the relevant parties, and the sale and purchase agreements are on normal commercial terms. The Directors consider the Aggregate Consideration to be fair and reasonable.

Payment and completion

The Agreements were entered into on August 20, 2002. The CIG Purchase Consideration of Rmb187.62 million will be paid in cash within 30 days from August 20, 2002, while the Tiantai Purchase Consideration of Rmb57.6 million will be paid in cash on or before August 31, 2002. The slight difference in the valuation of Shangsan Co by CIG and Tiantai Co was due to the fact that the negotiations between the Company and the two parties were conducted independently.

Shangsan Co

Shangsan Co is a company established in the PRC with limited liability. As the holding company of Shangsan Expressway, Shangsan Co is principally engaged in the investment in, development, operation and management of, and collection of tolls on, the Shangsan Expressway. As of December 31, 2001, the audited net asset value of Shangsan Co is approximately Rmb2,737 million based on PRC GAAP.

Immediately prior to the Acquisitions, Shangsan Co was owned as to 63% by the Company, 18.375% by Huajian Transportation Economic Development Center, 7% by Tiantai Co, 6.625% by CIG, 3% by Shangyu Municipal Transport Investment Company and 2% by Xinchang County Transport Development Company. Immediately after the Acquisitions, the Company's equity interest in Shangsan Co will be increased to 71.625%, while CIG and Tiantai Co's equity interest will be reduced to nil and 5%, respectively.